

March 17, 2011

Mr. Igor Dmitrowsky
  President and Chief Financial Officer
BALTIA AIR LINES, INC.
63-25 Saunders Street, Suite 7 I
Rego Park, New York 11374

> **Re: Baltia Air Lines, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 23, 2011**
> **File No. 1-14519**

Dear Mr. Dmitrowsky:

As a follow-up to our letter of comment dated February 24, 2011, we have the following additional comments. Please advise us with respect to how you intend to address these matters within five business days.

We note that Mr. Michael F. Cronin, CPA, ("Michael F. Cronin" or "Cronin") issued an audit report on your financial statements for the year ended December 31, 2009 as included in the Annual Report on Form 10-K for the year ended December 31, 2009 ("2009 Form 10-K"). Please note that Michael F. Cronin did not meet the independent auditor requirements for your Company for the 2009 Form 10-K. Cronin, as the audit partner, had been re-engaged by you within the five consecutive year period following Cronin's last audit engagement services pertaining to your fiscal year ended December 31, 2007. We refer you to Rule 2-01(c)(6)(i)(A)(1) and (B)(1) of Regulation S-X. Further, Cronin does not meet the partner rotation exemption under Rule 2-01(c)(6)(ii) as Cronin has five or more audit clients that are issuers, notwithstanding that Cronin has less than ten partners.

As Michael F. Cronin, CPA did not meet the independent auditor requirements of Rule 2-01(b) and (c)(6) of Regulation S-X when Cronin issued its audit report on your financial statements, you may not include Cronin's audit report on the 2009 financial statements in your filings with the Commission. You should have a firm that is in fact independent, duly registered and in good standing under the laws of the place of its residence or principle office, and registered with the Public Company Accounting Oversight Board ("PCAOB"), re-audit your financial statements as of and for the year-ended December 31, 2009 ("2009 financial statements").

Item 4.01 Changes in Registrant's Certifying Accountant

1.   You should amend your 2009 Form 10-K immediately to (i) remove the audit report of Mr. Michael F. Cronin, CPA and (ii) to label the columns of the 2009 financial statements as "Not Audited."

2.   When your 2009 financial statements have been re-audited by an auditor that is independent, duly licensed and in good standing, and is registered with the PCAOB, you should further amend the 2009 Form 10-K to include the new auditor's report for the 2009 fiscal year.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

3.   Please file an Item 4.02 Form 8-K immediately that discloses that the 2009 financial statements included in the 2009 Form 10-K should no longer be relied upon as the auditor, Mr. Michael F. Cronin, CPA, was not independent at the time Cronin issued its audit report on your 2009 financial statements, and that these financial statements will need to be re-audited by an accountant that is in fact independent. Please disclose that the 2009 financial statements are considered to be "not audited." We believe the issuance of an audit report while the firm is not independent would likely be information necessary to make the required statements - whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made, not misleading.

Other

4.   Please note that as long as Cronin is not independent pursuant to Rule 2-01(b) of Regulation S-X, you may not include Cronin's audit reports in your filings with the Commission. If Mr. Michael F. Cronin, CPA, audited a year that you are required to include in your filings with the Commission, you should have a firm that is independent and registered with the PCAOB re-audit that year.

5.   Please file as correspondence, a separate cover letter to us that addresses each of our comments above, indicating the resolution and any additional explanatory information you believe would be insightful to your response.

In summary, please immediately file the above requested amendment to the 2009 Form 10-K and the Item 4.02 Form 8-K. Upon the re-audit of your 2009 financial statements, please further amend the 2009 Form 10-K to include the re-audited financial statements and auditor's opinion of your December 31, 2009 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or the undersigned at (202) 551-3211.

Sincerely,

David R. Humphrey
Branch Chief